

December 23, 2020

Seth Lederman
Chief Executive Officer
Tonix Pharmaceuticals Holding Corp.
26 Main Street, Suite 101
Chatham, New Jersey 07928

> **Re: Tonix Pharmaceuticals Holding Corp.**
> **Registration Statement on Form S-3**
> **Filed December 18, 2020**
> **File No. 333-251500**

Dear Mr. Lederman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Wovsaniker, Esq.